# Financial Statements

Coppertino Inc.
For the year 2017



April 25, 2018

### CEO STATEMENT

I, Ivan Ablamskyi, am the CEO of Coppertino Inc. and hereby present these reports and financial statements for Coppertino Inc., in our effort to disclose and establish current early stage transactions and future venture capital fundraising.

In my capacity of CEO, I believe that proper accounting records have been kept which enable, with reasonable accuracy, the determination of the financial position of Coppertino Inc. and facilitate compliance of GAAP.

I hereby approve and authorize the issuance of this information as true, as of April 25, 2018.

For and on behalf of Coppertino Inc.:

Ivan Ablamskyi
CEO, Coppertino Inc.
25th of April, 2018

## Table of Contents

# Profit and Loss

January - December 2017

|  | Total |
|---|---|
| **INCOME** | |
| Apple and Stripe processing | -96.49 |
| fees PayPal Commissions & fees | -101.76 |
| Refunds-Allowances | 48.24 |
| Sales | 223,042.83 |
| **Total Income** | **222,892.82** |
| **COST OF GOODS SOLD** | |
| COS UA cotractors | 145,882.00 |
| Other Costs - COS | 575.55 |
| Server infrastructure | 36,359.72 |
| Subcontractors - COS | 11,400.00 |
| **Total Cost of Goods Sold** | **194,217.27** |
| **GROSS PROFIT** | **28,675.55** |
| **EXPENSES** | |
| Advertising | |
| Online Advertising | 13,898.90 |
| **Total Advertising** | **13,898.90** |
| Bank Charges | 4,580.58 |
| Legal & Professional Fees | 5,434.00 |
| Office Expenses | 15,157.00 |
| Rent or Lease | 14,847.00 |
| Subcontractors | 6,050.00 |
| Taxes & Licenses | 225.00 |
| Travel | 29.02 |
| Uncategorized Expense | 7,886.75 |
| Web and other IT services | 9,297.52 |
| **Total Expenses** | **77,405.77** |
| **NET OPERATING INCOME** | **-48,730.22** |
| **OTHER EXPENSES** | |
| Reconciliation Discrepancies | 194.74 |
| **Total Other Expenses** | **194.74** |
| **NET OTHER INCOME** | **-194.74** |
| **NET INCOME** | **$ -48,924.96** |

# Balance Sheet
As of December 31, 2017

| | Total |
|---|---:|
| **ASSETS** | |
| **Current Assets** | |
| **Bank Accounts** | |
| Citibank | 731.22 |
| PayPal Account (XXXXXXXXXXXXXXXXX .com) | 1,678.24 |
| PayPal Bank (EUR) | 17.80 |
| SVB checking | 578.76 |
| **Total Bank Accounts** | **3,006.02** |
| **Total Current Assets** | **3,006.02** |
| **TOTAL ASSETS** | **$3,006.02** |
| **LIABILITIES AND EQUITY** | |
| **Liabilities** | |
| **Long-Term Liabilities** | |
| Convertible loans | 870,040.00 |
| **Total Long-Term Liabilities** | **870,040.00** |
| **Total Liabilities** | **870,040.00** |
| **Equity** | |
| Opening Balance Equity | 200,000.00 |
| Retained Earnings | -1,018,109.02 |
| Net Income | -48,924.96 |
| **Total Equity** | **-867,033.98** |
| **TOTAL LIABILITIES AND EQUITY** | **$3,006.02** |

# Statement of Cash Flows
January - December 2017

| | Total |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income | -48,924.96 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| **Net cash provided by operating activities** | **-48,924.96** |
| FINANCING ACTIVITIES | |
| Convertible loans | 25,000.00 |
| **Net cash provided by financing activities** | **25,000.00** |
| NET CASH INCREASE FOR PERIOD | **-23,924.96** |
| Cash at beginning of period | 26,930.98 |
| CASH AT END OF PERIOD | **$3,006.02** |

COPPERTINO INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

## NOTE A - ORGANIZATION AND NATURE OF ACTIVITIES

COPPERTINO INC. (the "Company") is a software company that creates applications for desktop and mobile devices. The main products are VOX Music Player for Mac and iPhone, and VOX Premium. The Company's ultimate goal is to design a lightweight yet full-featured audio player that can play most popular audio file formats from various sources. The Company's application could be purchased through Apple Store or the Company's website.

The Company's team consists of the development, marketing, and support team. Each of the team is proficient in the corresponding area of expertise and is passionate about music. So the Company's motivation is not limited to making software but also raising the bar of music listening.

## NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accompanying financial statements of the Company have been prepared using the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America ("US GAAP").

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods presented. Estimates are used for, but not limited to, depreciation, amortization, and contingencies. Actual results could differ from those estimates.

### Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents are valued at carrying amounts that approximate their fair value.

### Accounts Receivables and Cost Recognition

The Company's revenue is principally derived from the sale of its music player application and subscription fees for VOX Radio, LOOP for VOX, and VOX Premium.

The Company recognizes revenue when four basic criteria are met: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which the products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company considers a signed agreement, a binding insertion order or other similar documentation to be persuasive evidence of an arrangement. Collectability is assessed based on a number of factors, including transaction history and the creditworthiness of a customer. If it is determined that collection is not reasonably assured, revenue is not recognized until collection becomes reasonably assured, which is generally upon receipt of cash.

Cost of sales mostly includes costs of receiving service from the contractors (development and support of the application) and server infrastructure.

### Inventory

The Company does not maintain any inventory items relevant to its operation.

### Property and Equipment

The Company capitalizes long-lived assets with an original purchase price of $2,500 or more. Depreciation is calculated on a straight-line basis over management's estimate of the asset's useful life.

Goodwill
The Company does not currently capitalize any goodwill.

Advertising Costs
The Company expenses direct advertising costs as incurred.

## NOTE C - LEASES

The Company leased an office under a cancellable operating lease. This lease can be cancelled without any fees by notifying the lessor three months before the termination. The monthly rent is $2,100. There are no contingent rental payments. There are no purchase options. The renewal of the agreement is possible from the date of the last day of the current agreement. The terms of renewal are the same as the ones in the current agreement. There are no restrictions imposed by the lease agreement.

## NOTE D - INCOME TAXES

The Company follows the applicable provisions of FASB ASC 740, Income Taxes. The Company is a United States C corporation and files a federal tax return. Deferred taxes represent income taxes on income and expense included in the financial statements, which will not be reported as taxable income or expense until future periods. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the differences are expected to be recovered or settled.

The Company files income tax returns in the U.S. federal jurisdiction. As of December 31, 2017, the Company is no longer subject to U.S. federal income tax examinations by tax authority for the years prior to 2014. As the Company has a net operating loss in 2017, there is no income tax recorded in 2017.

## NOTE E - EQUITY BASED COMPENSATION

In 2013, the Company adopted an equity incentive plan for the purpose of purchasing property rights of certain software, attracting and retaining qualified personnel.

The Company granted 30 shares of common stock option that are fully vested when granted and with an exercise price of $1 per share to Alessio Nonni, 30 shares of common stock options that are only exercisable in connection with a corporate transaction with an exercise price of $1 per share to Sergii Tkachenko, and 20 shares of common stock options with a two-year vesting schedule with an exercise price of $0.0001 per share to GrowthUp+ Investments Limited.

During 2017, options shares were as follows:
Number of options outstanding at the beginning of the year 80
Number of options outstanding at the end of the year 80
Number of options exercisable at the end of the year 80
Number of options granted during the year 0

In 2015, 10 vested options were exercised by option holders. In 2017, no vested options were exercised by option holders.

## NOTE G - CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

**NOTE H - SUBSEQUENT EVENTS**

The Company evaluated subsequent events through the date of this review report, which is the date the financial statements were available to be issued. The Company did not have any subsequent events affecting the amounts reported in the financial statements for the year ended December 31, 2017.